SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the 12 months ended December 31, 2017

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On April 27, 2018, the Registrant issued a press release announcing its financial results for the year of 2017, which press release is attached as Exhibit 99.1 to this Form 6-K.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Press release dated April 27, 2018, titled “Hebron Technology Co., Ltd. Reports Fiscal Year 2017 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

April 27, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer